Exhibit (a)(5)(iv)

IN THE COURT OF COMMON PLEAS

OF WASHINGTON COUNTY, PENNSYLVANIA

CIVIL DIVISION

SAMUEL S. POLEN, Individually and on	Case No.: 2010-2626
Behalf of All Others Similarly Situated,
Plaintiff	TYPE OF PLEADING:

vs.	COMPLAINT IN CIVIL ACTION – CLASS ACTION

CNX GAS CORPORATION, CONSOL	Filed on Behalf of:
ENERGY, INC., PHILIP W. BAXTER, RAJ
K. GUPTA, J. BRETT HARVEY, and JOHN	Samuel S. Polen, Plaintiff
R. PIPSKI,
Defendants	Counsel of Record:
Alfred G. Yates Jr., Esquire
PA ID No. 17419
Gerald L. Rutledge, Esquire
PA ID No. 62027

LAW OFFICE OF ALFRED G. YATES JR.,P.C.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

IN THE COURT OF COMMON PLEAS OF

WASHINGTON COUNTY, PENNSYLVANIA

SAMUEL S. POLEN, Individually and on Behalf of All Others Similarly Situated,	§ §	Case No. 2010-2626
§
Plaintiff,	§
§
vs.	§	CIVIL DIVISION – CLASS ACTION
§
CNX GAS CORPORATION, CONSOL	§
ENERGY, INC, PHILIP W. BAXTER, RAJ K.	§
GUPTA, J. BRETT HARVEY, AND JOHN R.	§
PIPSKI,	§
§
Defendants.	§
§
§

NOTICE TO DEFEND

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IN THE COURT OF COMMON PLEAS

OF WASHINGTON COUNTY, PENNSYLVANIA

CIVIL DIVISION

Samuel S. Polen, on behalf of himself and all others
similarly situated,

Plaintiff,
Case No.: 2010-2626
vs.
Jury Trial Demanded
CNX GAS CORPORATION, CONSOL ENERGY, INC.,
PHILIP W. BAXTER, RAJ K. GUPTA, J. BRETT
HARVEY and JOHN R. PIPSKI,

Defendants.

VERIFIED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff alleges upon knowledge as to his own acts and upon information and belief as to all other matters, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of himself and the public shareholders of CNX Gas Corporation (“CNX” or the “Company”) against the directors of CNX, and Consol Energy, Inc. (“Consol”) arising out of their agreement to sell CNX to Consol via an unfair process (the “Proposed Transaction”). In pursuing the Proposed Transaction each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. Consol, who owns 83% of CNX’s outstanding stock and whose directors also sit on the CNX Board of directors, has engineered a series of transactions to take the Company away from its public shareholders and assume complete control of the Company. Phase One of the scheme is to enter into an agreement with T. Rowe Price Associates, Inc. (“TR Price”), holder of 6.3% of CNX’s common stock, that TR Price will agree to tender its CNX shares to Consol at $38.25 per share, thereby giving Consol possession of 89.5% of CNX’s outstanding stock. Phase Two of the scheme is to initiate a Tender Offer for CNX’s outstanding stock to acquire at least an additional one half of one percent of the Company’s common stock, to take Consol’s ownership of CNX to at least 90%. Phase Three of the scheme is to force through a ‘short-form’ merger and take the Company private.

3. The Proposed Transaction has been approved by CNX’s board of directors, three of whom (out of four directors) sit on the Consol board of directors. Each CNX shareholder is to receive $38.25 in cash for each CNX share (the “Offer Price”). The Offer Price represents a premium of just $2.25 on the trading price of CNX stock in October 2009, or just over 6%. Furthermore, material information concerning the Proposed Transaction has been withheld from CNX’s public shareholders, meaning the shareholders cannot make an informed decision as to whether to tender their shares in support thereof. Therefore, rather than protecting the interests of CNX’s minority shareholders as the CNX board of directors (the “Board”) are required to do under applicable law, the Board have instead capitulated to the interests of their majority shareholder, Consol.

4. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of CNX to Consol on terms preferential to Consol but detrimental to plaintiff and the other public stockholders of CNX. Plaintiff seeks to enjoin the Proposed Transaction, or alternatively, in the event the Proposed Transaction is consummated, plaintiff seeks to recover damages caused by the breaches of fiduciary duties owed to the Company’s shareholders.

PARTIES

5. Plaintiff is, and has at all times relevant been, a CNX shareholder.

6. Defendant CNX is a Delaware corporation, headquartered at 1000 Consol Energy Drive, Canonsburg, Pennsylvania, 15317. The Company specializes in the exploration, development, production and gathering of natural gas, primarily in the Appalachian and Illinois Basins. CNX is a publicly traded company with securities that trade on the New York Stock Exchange, under the symbol ‘CXG’. Eighty three percent of the Company’s publicly traded securities are owned by Defendant Consol.

7. Defendant Consol is the largest producer of high-Btu bituminous coal in the United States. Defendant Consol is a publicly traded company whose securities trade on the New York Stock Exchange under the symbol “CNX”. Like CNX, Defendant Consol is also located at 1000 Consol Energy Drive, Canonsburg, Pennsylvania, 15317.

8. Defendant Philip W. Baxter (“Baxter”) is a CNX director. Defendant Baxter is also a director of Consol. Defendant Baxter served as Chairman of Consol’s Audit Committee and Finance Committee and as a Director of Consol from August 1999 until August 2, 2005. Defendant Baxter was then reappointed as a director of Consol on January 16, 2009. Defendant Baxter currently serves as a member of Consol’s Audit and Compensation Committees.

9. Defendant Raj K. Gupta (“Gupta”) is a CNX director. Defendant Gupta is also a director of Consol. Defendant Gupta has served as a director of Consol since February 2004, serves as the Chairman of Consol’s Audit Committee and is a member of its Health, Safety and Environmental Committee.

10. Defendant J. Brett Harvey (“Harvey”) is a CNX director. Defendant Harvey serves as the Chairman and Chief Executive Officer (“CEO”) of CNX. In addition, Defendant Harvey is a director of Consol, the largest shareholder of CNX, and serves as the President and CEO of Consol.

11. Defendant John R. Pipski (“Pipski”) is a CNX director.

12. The defendants identified in paragraphs 8 through 11 are at times collectively referred to as the Individual Defendants.

13. Under applicable Delaware law, the Individual Defendants, as officers and directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to properly inform shareholders as to the terms of the Proposed Transaction sufficient for said shareholders to make an informed decision as to whether to tender their shares, and failed to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action on his own behalf and as a class action pursuant to Pennsylvania 1701 et. seq., on behalf of all holders of CNX stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

15. This action is properly maintainable as a class action.

16. The Class is so numerous that joinder of all members is impracticable. CNX has outstanding approximately 150,986,918 shares owned by thousands of shareholders.

17. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Consol;

(c) whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in support of the Proposed Transaction;

(d) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.

18. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

19. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.

21. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

Background To the Proposed Acquisition

22. Prior to 2005, CNX was a division of Consol. On or about June 2005, CNX and Consol ‘separated’, but with Consol retaining significant control over CNX’s operations.

23. On or about January 16, 2009, Consol, which owns approximately 83.3% of CNX’s outstanding common stock, and CNX made certain changes to the managerial structure of both companies (the “Management Reorganization”). The purpose of the Management Reorganization was purportedly to improve performance and profitability of both Consol and CNX, as well as to purportedly increase efficiency and reduce costs across all business areas by creating a more unified organizational structure while purportedly still recognizing the status of CNX as a separate public company with stockholders in addition to Consol.

24. As result of the Management Reorganization, all of the current executive officers of CNX are also executive officers of Consol meaning Consol retains complete operational control of CNX. CNX executive officers are eligible to receive significant change in control payments should the Company be purchased. At the time of the Management Reorganization, the boards of directors of CNX and Consol determined that all executive officers of CNX will be compensated as executive officers of Consol and will not be separately compensated as executive officers of CNX, emphasizing again the operational control by Consol over CNX.

25. There exists between CNX and Consol significant business relationships, in fact, CNX derives most of its business from Consol meaning the Company is beholden to Consol for a material amount of its operating revenue. The business relationships between CNX and Consol include:

a. Shared contractual rights concerning assets transferred from Consol to CNX in 2005;

b. Lease agreements between Consol and CNX relating to mining rights;

c. Agreements between Consol and CNX concerning the ownership of CNX securities by Consol, including limitations on actions that can be taken by CNX to prevent Consol transferring CNX securities;

d. Option rights granted to Consol by CNX giving Consol the right to purchase CNX securities;

e. Agreements between Consol and CNX that limit the ability of CNX to acquire equity of debt without first obtaining Consol’s permission;

f. Tax sharing agreements between the two companies:

g. Services sharing agreements between the two companies;

h. Agreements between the two companies allowing CNX employees to participate in investment plans operated by Consol; and

i. Agreements related to joint ventures between the companies, including real estate ventures.

26. Therefore, CNX is beholden to Consol for much of its operating revenue and decision-making.

The Scheme

27. On March 21, 2010 Consol announced that it had entered into an agreement (the “TR Price Agreement”) dated March 21, 2010 with TR Price on behalf of TR Price’s investment advisory clients owning 9,474,116 shares (the “TRP Shares”), or approximately 37% of the outstanding shares that Consol does not currently own. Pursuant to the TR Price Agreement, Consol has agreed, subject to the satisfaction of certain conditions, to commence a tender offer (the “Tender Offer”) by May 5, 2010 to acquire all of the shares of CNX common stock that it does not currently own at a price of $38.25 in cash per share, and TR Price has agreed to tender the TRP Shares into the Tender Offer.

28. Consol’s obligation to commence the Tender Offer is subject to several conditions, including the raising of $4.5 billion from offerings of common stock and debt securities and the closing of the purchase and sale of another entity, Dominion Resources, Inc.

29. Without judicial intervention, the completion of the Proposed Transaction is virtually assured. The TR Price Agreement will give Consol 89.5% ownership of CNX, and under applicable Delaware law, with another 0.5% ownership, Consol will be able to force through a ‘short-form’ merger and assume full control of CNX without a shareholder vote or approval by the majority of CNX’s public shareholders.

30. The timing of the Proposed Transaction is clearly designed to benefit Consol, at the expense of the minority holders of CNX shares because the Company has been performing well despite the economic woes impacting the United States’ economy. The strength of CNX’s financial performance and strong financial performance in the future is demonstrated by the public statements of the Company throughout 2009.

31. On April 23, 2009, CNX reported its financial results for the financial quarter ended March 31, 2009, which included a 10% rise in year over year net income, and a 38% rise in year over year production. In a press release commenting on the financial results, Defendant Harvey stated, in pertinent part:

CNX Gas continued to achieve outstanding results, despite the weak economy and its effect on spot gas pricing. Our production in the first quarter showed significant quarter-over-quarter gains. Net income was very strong, thanks to our robust hedging program and higher production. Most importantly, our employees continued to work without a lost-time accident. We remain excited about our unfolding exploration success in our Marcellus Shale play. Based on the cumulative impact of these results, we are raising our 2009 production guidance from 85 Bcf [billion cubic feet] to 87 Bcf.”

32. Then on October 22, 2009, CNX reported its financial results for the financial quarter ended September 30,2009 in which the Company reported a record quarterly production of 28.8 Bcf and raised its production guidance figures to 92 Bcf. In a press release commenting on the financial results, Defendant Harvey stated, in pertinent part:

We are pleased to announce that CNX Gas set another quarterly production record, and did it safely. With our increasing Virginia coalbed methane production and our Marcellus Shale success, we are again raising our 2009 production guidance. If you recall, our original 2009 production guidance was 85 Bcf. In July, we raised it to 89 Bcf And now, we’ve raised it by another 3 Bcf, to 92 Bcf. If achieved, this would represent a 20% increase in production from the 76.6 Bcf we produced in 2008. While our quarterly earnings are lower because of weak spot gas prices, we’ve been successful in lowering unit costs.

CNX Gas is growing production faster than most of the competition, is reporting better earnings than most of the competition, and is continuing to invest in its significant growth prospects, especially in coalbed methane and the Marcellus Shale. I believe that investors will increasingly recognize CNX Gas as a core holding for their energy portfolios.

33. In addition, on January 28, 2010, CNX reported its financial results for the quarter and year ended December 31, 2009, in which the Company again reported record breaking production of 25.1 Bcf for the financial quarter and a 23% increase in year over year production. Defendant Harvey again publicly stated that CNX was in excellent financial health, including having paid down $15 million in debt in 2009. In pertinent part, Defendant Harvey stated in the reported financial results:

CNX Gas ended 2009 on a very strong footing. Once again, we set another quarterly production record, and our employees continued working safely, having passed the 4-million hour mark without incurring a lost-time incident. With our increasing Virginia coalbed methane production and our continued Marcellus Shale success, we expect 2010 production of 100 Bcf. To support this goal, we have contracted for a second horizontal rig to begin drilling in the Marcellus Shale on March 1.

CNX Gas increased production by 23% in 2009 while paying down about $15 million of debt. And as we reported earlier this week, we also increased our proved reserves in 2009 by one-half trillion cubic feet (Tcf), or 34%, to 1.9 Tcf. When viewed together with our 2009 return on capital employed of 10.6% on an after-tax basis, there is no doubt that CNX Gas is a premier company in the E&P industry.

34. Then on March 21, 2010, CBX announced the Proposed Transaction, including the TR Price Agreement, and the Offer Price of $38.25. Given the strength of CNX’s finances and production opportunities, Consol, and the Individual Directors have timed the Proposed Transaction to benefit Consol, and by extension its directors, including the Individual Directors, who will seek to force through the Proposed Transaction, without a shareholder vote and reap the benefits of the increases in production predicted by CNX.

35. CNX has failed to disclose material information concerning the Offer Price in filings with the Securities and Exchange Commission (the ‘“SEC”) related to the Proposed Transaction, nevertheless, it is likely the Offer Price reflects an inadequate premium to the trading price of the Company’s common stock prior to the announcement of the Proposed Transaction given that CNX has promising pipeline products, and was trading at $36 per share in October 2009, only 6% lower than the Offer Price.

36. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of CNX’s valuable assets and businesses, to the irreparable harm of the Class.

37. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

Claim for Breaches of Fiduciary Duties

Against the Individual Defendants

38. Plaintiff repeats and re-alleges each allegation set forth herein.

39. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of CNX. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in CNX.

40. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duties of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to disclose all material information to the Company’s shareholders to allow them to make an informed decision as to whether to tender their shares; and

(c) they have put the interests of themselves and Consol ahead of the interests of CNX’s public shareholders.

41. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of CNX’s valuable assets and businesses, to the irreparable harm of the Class.

42. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Against Consol and CNX

For Aiding and Abetting Breaches of Fiduciary Duties

43. Plaintiff repeats and re-alleges each allegation set forth herein.

44. Defendant Consol by reason of its status as a party to the Proposed Transaction, its control of CNX’s operations and revenue production, and its possession of non-public information, has aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

45. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant Consol, who, therefore, aided and abetted such breaches in the sale of CNX to Consol.

46. Defendant CNX by reason of its status as a party to the Proposed Transaction and its possession of non-public information, has aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

47. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant CNX, who, therefore, aided and abetted such breaches in the sale of CNX to Consol.

48. As a result of the unlawful actions of defendants Consol and CNX, plaintiff and the other members of the Class will be irreparably harmed in that they will be forced into making decisions concerning the value of their investment in the Company without sufficient information necessary to make such a decision and they will not receive fair value for CNX’s assets and business. Unless the actions of defendants Consol and CNX are enjoined by the Court, defendants Consol and CNX will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

49. Plaintiff and the Class have no adequate remedy of law.

JURY TRIAL DEMANDED

50. Plaintiff demands a trial by Jury

AMOUNT IN CONTROVERSY

51. The amount in controversy is in excess of $50,000.

PRAYERS FOR RELIEF

WHEREFORE, plaintiff demands relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

a) Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of Individual Defendants and is therefore unlawful and unenforceable;

b) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

c) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CNX’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for CNX;

d) Enjoining defendants from consummating the Proposed Transaction and Tender Offer unless and until curative disclosures are made to CNX’s shareholders;

e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

f) Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 12, 2010	Respectfully submitted,

LAW OFFICE OF ALFRED G. YATES, JR., P.C.

/s/ Alfred G. Yates, Jr.
Alfred G. Yates, Jr. PAID#17419
Gerald L. Rutledge PAID#62027
519 Allegheny Building
429 Forbes Avenue
Pittsburgh PA 15219
Telephone: (412)391-5164
Facsimile: (412)471-1033

OF COUNSEL:

THE WEISER LAW FIRM, P.C.

Debra S. Goodman, Esquire

Henry J. Young, Esquire

121 N. Wayne Avenue, Suite 100

Wayne, PA 19087

Telephone: 610-225-2677

VERIFICATION

I Samuel S. Polen have read the foregoing Verified Complaint and all the allegations contained therein. I do solemnly declare and affirm that the information contained therein concerning the Plaintiff is true. All other information is based upon information and belief resulting from the investigation of counsel. I understand that false statements made herein are subject to the penalties of 18 Pa. C.S. § 4904, relating to unsworn falsification to authorities.

Date	April 11, 2010	/s/ Samuel S. Polen